SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Secure America Acquisition Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

81372L103

(CUSIP Number)

James M. Tousignant
3501 West Vine Street, Suite 225
Kissimmee, Florida 34741
(407) 483-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Jason Simon
Telephone:  (703) 749-1300

October 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Tousignant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	14,562
	8	SHARED VOTING POWER	3,858,571(1)
	9	SOLE DISPOSITIVE POWER	14,562
	10	SHARED DISPOSITIVE POWER	3,858,571(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,133(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 3,858,571 shares of common stock issuable upon the exchange of membership units in Ultimate Escapes Holdings, LLC, which may be exchanged on a one-for-one basis for shares of common stock of the Issuer.

(2)
Based on (a) 3,749,267 shares outstanding as of November 1, 2009, as reported in the Form 8-K of the Issuer, filed with the Securities and Exchange Commission on November 4, 2009 plus (b) 3,858,571 shares issuable upon the exchange of membership units.

Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ultimate Resort Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,858,571(1)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	3,858,571(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,858,571(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%(2)
14	TYPE OF REPORTING PERSON OO

(1)
Consists of 3,858,571 shares of common stock issuable upon the exchange of membership units in Ultimate Escapes Holdings, LLC, which may be exchanged on a one-for-one basis for shares of common stock of the Issuer.

(2)
Based on (a) 3,749,267 shares outstanding as of November 1, 2009, as reported in the Form 8-K of the Issuer, filed with the Securities and Exchange Commission on November 4, 2009 plus (b) 3,858,571 shares issuable upon the exchange of membership units.

Page 3 of 8 Pages

Item 1.                                Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of Secure America Acquisition Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3501 W. Vine Street, Suite 225, Kissimmee, Florida 34741.

Item 2.                                Identity and Background.

James M. Tousignant (“Tousignant”) is the President and Chief Executive Officer of the Issuer and is a citizen of the United States.

Ultimate Resort Holdings, LLC (“Holdings” and, collectively with Tousignant, the “Reporting Persons”) is a Delaware limited liability company.

The business address of Tousignant and Holdings is c/o Secure America Acquisition Corporation, 3501 West Vine Street, Suite 225, Kissimmee, Florida  34741.

Neither Tousignant nor Holdings has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

On October 29, 2009, the Issuer consummated a business combination with Ultimate Escapes Holdings, LLC, a Delaware limited liability company (“Ultimate Escapes”), pursuant to that certain Contribution Agreement dated as of September 2, 2009, by and among the Issuer, Ultimate Escapes, Holdings, and Tousignant, in his capacity as the representative of the holders of the issued and outstanding membership interests of Ultimate Escapes and Holdings, as amended from time to time (as amended, the “Contribution Agreement”), whereby Ultimate Escapes became a subsidiary of the Issuer (the “Acquisition”).  As part of the Acquisition, Holdings’ existing membership interest in Ultimate Escapes was converted into membership units in Ultimate Escapes.  Pursuant to the terms of the Contribution Agreement, the membership units held by the Reporting Persons may be exchanged on a one-to-one basis for shares of Common Stock.  The material terms of the Contribution Agreement and a description of the Acquisition is included in the Definitive Proxy Statement filed by the Issuer on October 16, 2009 and in the Current Report on Form 8-K filed by the Issuer on November 4, 2009.

Item 4.                                Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares. The Reporting Person each reserve the right to, and may in the future choose to, change his or its purpose with respect to such investment and take such actions as he or it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he or it now beneficially owns or may hereafter acquire.

Page 4 of 8 Pages

In connection with the Acquisition, the Issuer’s founders, Holdings and Ultimate Escapes entered into a Voting Agreement (the “Voting Agreement”), pursuant to which the Issuer’s board of directors is set at six directors, and Holdings or its affiliates have the right to nominate four individuals for appointment to the board of directors of the Issuer following the Acquisition. Holdings caused three out of its four nominees to be appointed to the board of directors of the Issuer immediately prior to the Acquisition. There is one vacancy on the board of directors, which will be filled at a later date.  The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is incorporated herein by reference.

  At the date of this Statement, the Reporting Persons, except as set forth in this Statement, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Page 5 of 8 Pages

Item 5.                                Interest in Securities of the Issuer.

As of the date of this report, Tousignant has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 14,562 shares of Common Stock and shared power to dispose of or direct the disposition of 3,858,571 shares of Common Stock.  Tousignant beneficially owns an aggregate of 3,873,133 shares of Common Stock, which represents approximately 50.7% of the Common Stock outstanding as of November 1, 2009, as reported in the Form 8-K of the Issuer, filed with the Securities and Exchange Commission on November 4, 2009, as increased by the membership units able to be exchanged for Common Stock by Holdings.

As of the date of this report, Holdings beneficially owns and has shared power to dispose of or direct the disposition of  3,858,571 shares of Common Stock, which represents approximately 50.7% of the Common Stock outstanding as of November 1, 2009, as reported in the Form 8-K of the Issuer, filed with the Securities and Exchange Commission on November 4, 2009, as increased by the membership units able to be exchanged for Common Stock by Holdings.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Persons and the Issuer’s securities:

Date	Number of Shares or Units Purchased by Tousignant	Aggregate Purchase Price
10/27/2009	100 Shares	$812.00
	1,100 Shares	$8,954.00
	5,788 Shares	$47,172.20
	2,424 Shares	$19,876.80
	1,300 Shares	$10,491.00
	3,750 Shares	$29,775.20
10/29/2009	100 Shares	$1.00

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in the Contribution Agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Contribution Agreement (incorporated herein by reference to Exhibit No. 10.12 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2009).

Exhibit 2.	Voting Agreement (incorporated herein by reference to Exhibit No. 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2009).

Exhibit 3.	Power of Attorney, dated October 29, 2009.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2009

James M. Tousignant

*
Name: James Tousignant

Ultimate Resort Holdings, LLC

*
Name: James Tousignant
Title:

*By: /s/ Jason Simon
Jason Simon, Attorney-in-Fact

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1	Contribution Agreement (incorporated herein by reference to Exhibit No. 10.12 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2009).

2	Voting Agreement (incorporated herein by reference to Exhibit No. 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2009).

3	Power of Attorney, dated October 29, 2009.

Page 8 of 8 Pages